Mail Stop 7010

      July 18, 2005


via U.S. mail and facsimile to (604) 648-8963


Ms. Nora Coccaro
Chief Executive Officer and Chief Financial Officer
Healthbridge, Inc.
1066 West Hastings Street, Suite 2610
Vancouver, British Columbia  Canada  V6E 3X2

RE:	Healthbridge, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 7, 2005
		File No. 000-30377

Dear Ms. Coccaro:

		We have reviewed your response letter dated July 1, 2005 to our letter dated June 21, 2005 and have the following comments.


Note 1 - Organization and Summary of Significant Accounting
Policies,
Intangible Assets, page F-13

1. We note your response to comment 3 in our letter dated June 21, 2005. Specifically, we note that you have estimated patents to have an estimated useful life of ten years. Please provide us with the following information surrounding this change:
* Please tell us if your original determination that the patents had an indefinite life was an error, and patents should have had a definite life of ten years from the date of acquisition. If this is the case, please tell us what consideration you gave to APB 20 regarding amending your Form 10-KSB for the fiscal year ended December 31, 2004 to restate your consolidated financial statements, including footnote disclosure, as it would appear that this determination would be the correction of an error in accordance with paragraph 13 of APB 20. If you believe the correction of this error to be immaterial to all periods impacted, quarterly and annual, please provide us with your detailed SAB 99 analysis.
* If the determination that your patents have an estimated useful life of ten years is based on a change in events and circumstances that no longer support an indefinite useful life in accordance with paragraph 16 of SFAS 142:
* Please provide us with a detailed description of the change in events and circumstances the lead you to no longer believe patents have an indefinite life.
* Please tell us the result of your impairment test that is required to be performed upon such determination.
* Please tell us the exact date or period in which this change occurred and the impact to your consolidated financial statements for the period of change and all subsequent periods, quarterly and annual. If you believe such change is immaterial please provide us with your detailed SAB 99 analysis regarding materiality of this change.
* Based on the above determination, please clarify your footnote disclosure to your consolidated financial statements and your critical accounting policies section of MD&A regarding when you are/will test the patents for impairment. Intangible assets with indefinite lives are to be tested at least annually or more often if events and circumstances indicate in accordance with SFAS 142. Intangible assets with definite lives are to be tested for impairment in accordance with SFAS 144, which is whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Furthermore, your critical accounting policy for your patents should include a more detailed description of the assumptions and factors considered in testing the patents for impairment, as described in your response letter dated July 1, 2005.
* Please tell us how you determined that your patents had an estimated useful life of ten years. Refer to paragraph 11 of SFAS 142 for guidance.
* We note that you have not sold any additional products since the sale in the first quarter of 2004 through your quarter ended March 31, 2005. Please tell us whether you have received any new orders or contracts to purchase your product subsequent to the quarter ended March 31, 2005.

Note 2 - Going Concern

2. We note your response to comments 1 and 2 in our letter dated
June
21, 2005 that you are going to amend your Form 10-KSB to include revised audit reports from your current and previous auditors that include an explanatory paragraph raising substantial doubt about your ability to continue as a going concern. Please also amend your Form
10-KSB for the fiscal year ended December 31, 2004 to provide robust disclosures regarding the substantial doubt about your ability to continue as a going concern. Specifically, please revise your disclosure to include:
* The possible effects of such conditions and events.
* Your evaluation of the significance of the conditions and events and the mitigating factors.
* Whether there is any possibility that you would discontinue operations.
* Detailed description of your plans for dealing with the adverse effects of the conditions and events.
* A discussion regarding the recoverability or classification of assets and liabilities.
	Refer to AU Section 341.10 for additional guidance.

Note 6 - Convertible Debentures, page F-17

3. We note your response to comment 5 in our letter dated June 21, 2005 that you determined to classify your convertible debentures based on agreements to extend the respective maturity dates; however, this was not previously disclosed in your Form 10-KSB. Please tell us the date the extension agreements were signed. Please also tell us if you have filed these agreements as an exhibit to either a Form
8-K or a periodic filing. If you have, please tell us when the exhibit was filed. If you have not, please tell us why you do not believe the agreements are material.


*   *   *   *


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Tracey Houser, Staff Accountant, at (202) 551-
3736,
or to the undersigned at (202) 551-3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief
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Ms. Nora Coccaro
Healthbridge, Inc.
July 18, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE